Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 o: 415.947.2000 f: 866.974.7329

October 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Matthew Crispino Matthew Derby

Re:	Urgent.ly Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 27, 2023 File No. 333-273463

Ladies and Gentlemen:

On behalf of our client, Urgent.ly Inc. (the “Company” or “Urgently”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 29, 2023 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are also providing, under separate cover, a marked copy of Amendment No. 2 to show all changes from the version filed on September 27, 2023.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for the page reference contained in the comment of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Selling Securityholders, page 125

1.

We note your response to prior comment 2 and reissue it in part. Please revise to disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by each of the legal entities included in the table. Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations. Also, identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true,

AUSTIN BEIJING BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

October 13, 2023

that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 125 through 129 of Amendment No. 2.

Please direct any questions with respect to this letter and the response set forth above to me at (650) 320-4597 or mbaudler@wsgr.com. We thank you for your consideration of our response.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark B. Baudler
Mark B. Baudler

cc:	Matthew Booth, Urgent.ly Inc.
Timothy Huffmyer, Urgent.ly Inc.
Robert O’Connor, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
David G. Sharon, Esq., Wilson Sonsini Goodrich & Rosati, P.C.